SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)
(Amendment No. 1 )

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Home Diagnostics, Inc.
(Name of Issuer)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
437080104
(CUSIP Number)

Nipro Corporation
c/o Luis Candelario
President
Nipro Medical Corporation
3150 N.W. 107th Avenue
Miami, Florida 33172
(305) 599-7174
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
With a copy to:
Craig A. Roeder
Ryan M. Gwillim
Baker & McKenzie LLP
One Prudential Plaza
130 East Randolph Drive
Chicago, Illinois 60601
(312) 861-8000
March 12, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.	437080104	13D	Page	2	of	Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY] Nipro Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Japan

SOLE VOTING POWER

NUMBER OF	16,293,824

SHARES	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	-0-

EACH	SOLE DISPOSITIVE POWER
REPORTING
PERSON	16,293,824

WITH	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,293,824

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

95.85%

14	TYPE OF REPORTING PERSON

CO

     This Amendment No. 1 (this “Amendment No. 1”) to Schedule 13D amends and supplements the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on February 5, 2010, by Nipro Corporation, a corporation organized under the laws of Japan (the “Parent”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Home Diagnostics, Inc., a Delaware corporation (the “Company”). The principal business address of the Company is 2400 N.W. 55th Court, Fort Lauderdale, Florida 33309. As described in more detail below, Items 4, 5 and 6 have been amended by this Amendment No. 1 as a result of the expiration of the Offer (as defined in the Schedule 13D) at 12:00 midnight, Eastern Standard Time, on March 11, 2010. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 13D.
     Schedule 13D is amended and supplemented as follows:

Item 4.	Purpose of Transaction.
     Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:
     The Offer expired at 12:00 midnight, Eastern Standard Time, on March 11, 2010. Based on the final information provided by Wells Fargo Bank, National Association, the Depositary for the Offer, 16,293,824 shares, including 374,405 of such shares that were tendered pursuant to the Offer’s guaranteed delivery procedure, were validly tendered and not withdrawn immediately prior to the expiration of the Offer. The tendered shares represented 95.85 percent of the outstanding shares of the Company’s common stock as of the expiration of the Offer. All tendered shares have been accepted for payment in accordance with the terms of the Offer.

Item 5.	Interest in Securities of the Issuer.
     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     (a) - (b) As a result of the expiration of the Offer and the acceptance for payment in accordance with the terms of the Offer, the Purchaser acquired beneficial ownership of 16,293,824 shares of the Company’s common stock, representing 95.85% of the issued and outstanding shares of the Company’s common stock. Each such share was acquired for the Offer Price of $11.50 in cash, without interest and less any required withholding taxes.
     (c) Neither the Parent nor, to the knowledge of the Parent, any person named in Schedule A to this Schedule 13D, has effected any transaction in shares of the Common Stock of the Company during the past 60 days, except as disclosed herein.
     (d) To the knowledge of the Parent, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities subject to the Stockholder Agreements.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:
     The information set forth in Items 4 and 5 of this Amendment No. 1 is hereby incorporated by reference.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 12, 2010 NIPRO CORPORATION
By	/s/ Goichi Miyazumi
Its Controller

SCHEDULE A
DIRECTORS AND EXECUTIVE OFFICERS OF PARENT
     Directors and Executive Officers of the Parent. The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director and the name, present principal occupation or employment and material occupations, positions, offices or employment for at least the past five years for each executive officer of the Parent. The current business address of each person is 3-9-3 Honjo-nishi, Kita-ku, Osaka 531-8510, Japan, and the current business phone number of each person is 81-6-6372-2331. Unless otherwise indicated, each such person is a citizen of Japan.

Present Principal Occupation
	or	Material Positions Held
Name	Employment for Parent;	During the Past Five Years

Minoru Sano	President	Past Five Years: Representative Director; President; Director of Nipro (Thailand) Corporation, Nipro Europe N.V., Nipro Medical Corporation, Nipro Asia PTE LTD, and Tohoku Nipro Pharmaceutical Corporation (Current Position); Chief Board Member of Nipro (Shanghai) Co., Ltd. and Shanghai Nissho Vacuum Flask Refill, Co., Ltd. (Current Position); Representative Director of Sanri Kosan (Current Position)

Shigeki Tanaka	Senior Managing Director	April 2001: Accepted the Post of Senior Managing Director
June 2006: Accepted Representative Director, the Post of Senior Managing Director (Current Position)
Director of Nipro Medical Industries, Ltd., Nipro (Thailand) Corporation and Tohoku Nipro Pharmaceutical Corporation (current position)
Board member of Nipro (Shanghai) Co., Ltd. and Shanghai Nissho Vacuum Flask Refill, Co., Ltd. (Current Position)”

Yoshihiko Sano	Managing Director	April 2001: Accepted the Post of Director, Deputy manager, Domestic division
June 2006: Accepted the Post of Managing Director, Domestic division (current position)
April 2007: Accepted the Post of Director of Nipro (Thailand) Corporation (current position)”

Makoto Sato	Managing Director	April 2001: Accepted the Post of Director, Chief of Pharmaceutical Research and Development Laboratory
June 2006: Accepted the Post of Managing Director, Pharmaceutical Division (current position)
June 2008: Accepted the Post of President at Nipro Pharma Corporation (current position) Director of Tohoku Nipro Pharmaceutical Corporation and Bipha Corporation for the last five years (Current Position)

Kazuo Wakatsuki	Managing Director	April 2003: Accepted the Post of Director, International Division
June 2008: Accepted the Post of Managing Director of International Division (current position)
Director of Nipro (Thailand) Corporation, Nipro Medical Corporation, Nipro Asia PTE LTD for the last five years (current position)
April 2009: Accepted the Post of Director of Nipro (Thailand) Corporation (current position)”

Present Principal Occupation
	or	Material Positions Held
Name	Employment for Parent;	During the Past Five Years
Masato Naganami	Director	Last five years: Director, Glass and Material Development Division Board member of Shanghai Nissho Vacuum Flask Refill, Co., Ltd. (Current Position)

Akihiko Yamabe	Director	April 2004: Accepted the Post of Director, Accounting and planning division
April 2009: Accepted the Post of Director, Accounting division (current position)
Statutory auditor of Bipha Corporation for the last five years (current position)

Noriaki Watanabe	Director	April 2003: Accepted the Post of Director, International Division (current position)

Kiyotaka Yoshioka	Director	October 2003: Accepted the Post of Domestic (Capital Area) Sales Manager June 2006: Accepted the Post of Director, General Sales Manager of Domestic Division (current position)

Toshiaki Masuda	Director	April 2003: Accepted the Post of Renal Sales Manager, Domestic Division
July 2006: Accepted the Post of Renal Sales/High Tech Product Development Sales Manager, Domestic Division
April 2008: Accepted the Post of General Product Development Sales Manager, Domestic Division
June 2008: Accepted the Post of Director, General Product Development Sales Manager, Domestic Division
November 2008: Accepted the Post of Director, General Product Development Sales Manager, Domestic Division -cum- Chief of Research and Development Laboratory (current position)

Mitsutaka Ueda	Director	March 2008: Employee of the Company, Domestic Division
April 2008: Accepted the Post of Product Development Sales/Medical Equipment Development Sales Deputy Manager, Domestic Division
June 2009: Accepted the Post of Director (current position)

Tsuyoshi Yamazaki	Director	January 2009: Employee of the Company, International Division
February 2009: Accepted the Post of Nipro Brand Sales Deputy Manager, International Division
June 2009: Accepted the Post of Director, Nipro Brand Sales Manager, International Division (current position)

Yusuke Kofuku	Director	January 2009: Employee of Nipro Corporation, International Division
February 2009: Accepted the Post of OEM Brand Sales Deputy Manager, International Division
June 2009: Accepted the Post of Director, OEM Brand Sales Manager, International Division (current position)

Masanobu Iwasa	Director	March 2006: Employee of Nipro Corporation, Glass and Material Development Division
April 2006: Accepted the Post of Deputy Manager, Medical Promotion Department, Glass and Material Development Division
April 2008: Accepted the Post of Manager, Medical Promotion Department, Glass and Material Development Division
June 2009: Accepted the Post of Director, Manager, Medical Promotion Department, Glass and Material Development Division (current position)

Toshiya Kai	Director	April 2002: Accepted the Post of Chief Formulation Researcher of Pharmaceutical Development Laboratory, Production and Development Division August 2007: Accepted the Post of Product Development

Present Principal Occupation
	or	Material Positions Held
Name	Employment for Parent;	During the Past Five Years
Division Pharmaceutical Research and Development Manager June 2008: Accepted the Post of Chief of Pharmaceutical Research and Development Laboratory, Production and Development Division
June 2009: Accepted the Post of Director, Chief of Pharmaceutical Research and Development Laboratory, Production and Development Division (current position) January 2010: Accepted the Post of Representative Director of Tohoku Nipro Pharmaceutical Corporation (current position)

Hideo Okamoto	Director	September 2007: General Manager of Shanghai Vacuum Flask Refill, Co., Ltd.
October 2007: Accepted the Post of Technical Expert Manager, Research and Development Laboratory Department 1, Production and Development Division
June 2009: Accepted the Post of Director, Technical Expert Manager, Research and Development Laboratory Department 1, Production and Development Division (current position)

Kyoetsu Kobayashi	Director	September 2003: Accepted the Post of Manager, Odate Factory Manufacturing Department 1, Production and Development Division Accepted the Post of Odate Factory manager, Production and Development Division Accepted the Post of Director, Odate Factory Manager, Production and Development Division (current position)

Yozo Sawada	Director	April 2004: Accepted the Post of Manager, Intellectual Property Right Division June 2009: Accepted the Post of Director, Intellectual Property Right Division (current position)

Kimihito Minoura	Director	April 2005: Accepted the Post of Section Manager, Accounting and Planning Division
June 2009: Accepted the Post of Director, Corporate Planning and Coordination Division (current position)
June 2007: Accepted the Post of Statutory Auditor of Nipro Genepha Corporation and Nipro Patch Co., Ltd. (current position)

Hideto Nakamura	Director	April 2008: Employee of the company, Human Resource Division Accepted the Post of Deputy Manager, Human Resource Division Accepted the Post of Director, Human Resource Division (current position)